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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CHURCH LOANS AND INVESTMENTS TRUST

(Name of Issuer)

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

171366107

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 171366107

1.	Name of Reporting Person: Edith M. Brandon		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 140,000

		6.	Shared Voting Power: 465,323

		7.	Sole Dispositive Power: 140,000

		8.	Shared Dispositive Power: 465,323

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 605,323

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.25%

12.	Type of Reporting Person: IN

13G
CUSIP No. 171366107

1.	Name of Reporting Person: Automated Electronics Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 290,323

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 290,323

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 290,323

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.47%

12.	Type of Reporting Person: CO

13G
CUSIP No. 171366107

1.	Name of Reporting Person: James E. Brandon Family Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 35,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 35,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.42%

12.	Type of Reporting Person: OO

13G
CUSIP No. 171366107

1.	Name of Reporting Person: James E. Brandon Marital Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 140,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 140,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.68%

12.	Type of Reporting Person: OO

Item 1. (a) Name of Issuer:
Item 2. (a) Name of Person Filing:
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(d) or (c), check whether the person filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
Signatures
Joint Filing Agreement
Members of Group

Item 1.	(a)	Name of Issuer:

Church Loans and Investment Trust, a Texas Real Estate Investment Trust

	(b)	Address of Issuer’s Principal Executive Offices:

5305 I-40 West, PO Box 8203, Amarillo, Texas 79114-8203.

Item 2.	(a)	Name of Person Filing:

		(i)	Edith M. Brandon
		(ii)	Automated Electronics Corporation
		(iii)	James E. Brandon Family Trust
		(iv)	James E. Brandon Marital Trust

	(b)	Address of Principal Business Office or, if none, Residence:

		(i)	702 S. Pierce Street, Amarillo, TX 79101
		(ii)	702 S. Pierce Street, Amarillo, TX 79101
		(iii)	702 S. Pierce Street, Amarillo, TX 79101
		(iv)	702 S. Pierce Street, Amarillo, TX 79101

	(c)	Citizenship:

		(i)	U.S. Citizen
		(ii)	TEXAS
		(iii)	TEXAS
		(iv)	TEXAS

	(d)	Title of Class of Securities:

SHARES OF BENEFICIAL INTEREST (“SHARES”)

	(e)	CUSIP Number:

171366107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(d) or (c), check whether the person filing is a:

     Not applicable.

Item 4.     Ownership

     See Items 5-9 and 11 of cover pages.

Item 5.     Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

     Not applicable.

Item 8.     Identification and Classification of Members of the Group

     See Exhibit 99.2.

Item 9.     Notice of Dissolution of Group

     Not applicable.

Item 10.     Certifications

     (a)     Not applicable.

     (b)     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2004

	By:	/s/ EDITH M. BRANDON

Edith M. Brandon

AUTOMATED ELECTRONICS CORPORATION

	By:	/s/ EDITH M. BRANDON

Edith M. Brandon, President

JAMES E. BRANDON FAMILY TRUST

	By:	/s/ EDITH M. BRANDON

Edith M. Brandon, Trustee

JAMES E. BRANDON MARITAL TRUST

	By:	/s/ EDITH M. BRANDON

Edith M. Brandon, Trustee